Exhibit 4.19

Contract

between

QIAGEN GmbH,

represented by its sole shareholder, QIAGEN N.V.,

QIAGEN-Straße 1,

40724 Hilden,

and

Roland Sackers,

- hereinafter referred to as the “managing director” -

Pursuant to the decision of the January 1, 2004 shareholders’ meeting, the managing director has been appointed to the position of managing director of the company. On behalf of QIAGEN GmbH, the sole shareholder of QIAGEN GmbH and the managing director enter into the following managing director’s employment contract:

1.	Term of the Contract and Activities

The following employment conditions are applied from January 1, 2004 through December 31, 2006. Neither party is allowed to cancel the contract before it expires. The contract will be extended for a term of 24 months unless one party announces in writing that the contract will not be extended for an additional term of twelve months.

In the event one or more additional managing directors is appointed, the managing director has the right to jointly represent the company.

The managing director will manage the company with due respect for its bylaws, the company rules, if any, and the legitimate instructions of the shareholders’ meeting, along with the normal care of a businessman. Any outside employment is only permitted with the express prior approval of the company. QIAGEN will grant permission provided the outside employment does not interfere with the interests of QIAGEN.

2.	Liability and D & O Insurance

The managing director is only liable to the extent of the coverage provided by the D & O insurance, except for instances of intentional harm.

The company must see to it that the managing director is duly covered by the QIAGEN Group D&O policy.

3.	Salary

The company will pay the managing director an annual gross base salary of EUR 14,856 per fiscal year. The salary will be paid as follows:

•	EUR 1,238 to be paid in twelve equal parts at the end of each calendar month in Germany;

Separate compensation agreements will be made for work at Group companies.

The employer’s share of pension insurance will be forwarded to the pension fund of the social security provider as a voluntary employer contribution.

Furthermore, the company will pay an additional amount of EUR 6,000 per year to the pension fund of the employee’s social security provider.

In addition to the annual base salary, the managing director will receive a variable bonus of 25% of the annual base salary for each full fiscal year of the company. The bonus will be linked to goals to be agreed upon with the chairman of the Management Board. The bonus is due on March 31.

The managing director’s salary for the month of June will include EUR 540 (gross) in voluntary vacation pay, which is revocable at any time.

The annual base salary, the bonus, and any other benefits provided for in this contract cover all work for the company and its affiliates.

The managing director has the right to use part of his income as deferred compensation in accordance with the applicable tax laws of the Federal Republic of Germany. Any details pertaining thereto must be arranged separately.

The managing director may participate in the stock option program if this has been agreed upon apart from this contract.

It is considered agreed that the managing director will be employed by the company after he relocates; with the relocation pay being added to his salary. Any settlement during managing director’s contract will be calculated on this basis.

4.	Compensation in the Event of Illness

In the event that the managing director is unable to perform his duties due to illness or for other reasons beyond his control, he will continue to receive his base salary in accordance with the arrangement described above and pursuant to the provisions set forth below for one year, but not after this contract ends. For sick weeks 7 through 52, the company will pay the net difference between the statutory sick pay and the most recent annual net salary, including 50% of the agreed bonus. Benefits from private insurance policies carried by the managing director will not be taken into account.

In the event illness is caused by a third party, the managing director cedes any claims to the company (not including pain and suffering).

5.	Vacation

The managing director will receive 30 vacation days per calendar year (based on a five-day workweek). The timing of the vacation will be discussed as soon as possible with other members of management, if any, and with the chairman of the Management Board.

6.	Expenses

The managing director is entitled to reimbursement of reasonable expenses, specifically for necessary business trips and entertainment of business shareholders, provided these expenses are incurred on behalf of the company and are tax deductible pursuant to the tax code. Travel expenses are governed by the company’s regulations regarding employee travel expenses.

7.	Company Car

Upon the managing director’s request, the company will make a company car available to the managing director for the duration of his employment and pursuant to the company’s current company rules and regulations regarding cars. The managing director may also use this car for personal use but is responsible for any applicable taxes resulting from this personal use.

The company is entitled at any time to take the company car back from the managing director. The managing director is not entitled to keep the car.

8.	Insurance

The company will take out casualty insurance, hospitalization insurance and daily allowance insurance for the managing director as provided by the existing insurance policies and for the duration of his employment.

The managing director or his heirs are directly entitled to any claims arising from these insurance policies.

9.	Obligation of Secrecy and Outside Employment

The managing director agrees that he will not disclose to third parties any confidential corporate, business, or technical information relating to the company or other Group companies, or use such information for his own purposes. This applies in particular to details regarding the corporate organization, to relations with customers and suppliers, and technical expertise.

This obligation exists both during the present employment relationship and after its termination.

The managing director will carefully store all business documents, including personal notes relating to business matters and activities, and use them for business purposes only. Reproductions and excerpts, including copies of drawings, cost calculations, statistics, and other business documents, are only allowed for business purposes. If requested by the company, the managing director also agrees to release any business documents, reproductions and copies thereof, as well as any other data carriers containing business contents. He is not entitled to withhold any documents.

Any outside employment requires the prior written approval of the company’s Supervisory Board.

10.	Change of Control

You will be compensated in the event of a “Change of Control.” “Change of Control” is defined as follows:

Change of Control refers to the sale or transfer of all or all essential assets of QIAGEN N. V. in one or more transactions to a purchaser. Change of Control also refers to a merger of QIAGEN N. V. or the transfer of the shares of QIAGEN N. V. to a third party, with or without the approval of the Supervisory Board. Change of Control does not refer to any merger or consolidation that does not affect the voting right majority of the shareholders of QIAGEN N. V.

The settlement will be calculated based on the following formula:

The settlement is twice the base annual salary, including the bonus agreed upon.

The annual salary is the contractually agreed gross fixed annual salary for the year in which the Change of Control takes place.

The bonus is the gross amount of the variable compensation (bonus) agreed upon between the company and the managing director for the fiscal year in which the Change of Control takes place.

Other compensation components (e.g., company car) are not taken into account in the calculation of the settlement.

The claim arising from the employer’s share of the company’s pension plan cannot be forfeited and is fully vested at 100% for the years before and including the year of the Change of Control.

Stock options will be handled pursuant to the relevant stock option agreements.

The settlement amount is a gross amount that is subject to taxation in accordance with the applicable income tax regulations.

The settlement is due three months after the Change of Control.

11.	Non-Compete Clause

The managing director agrees, upon request of the chairman of the Management Board, to respect a non-compete clause for one year after the contract ends. This post-contractual non-compete clause is subject to waiting-period compensation of 50% of the last annual base salary that is paid in Germany. For each month during which the non-compete clause is violated, a contractual penalty of one gross monthly salary will be due. In the event of ongoing violations, the contractual penalty will be reapplied each month.

12.	Miscellaneous Agreements

No agreements exist beyond this contract. In order to be effective, any modification, amendment, cancellation, or nullification of the present contract must be in writing.

The company has the right to release the managing director of his duties at any time. It does not have to justify this decision, but must continue to pay his regular compensation.

The parties mutually agree that the employment relationship existing thus far between QIAGEN GmbH and the managing director is hereby completely dissolved as of the day prior to the date on which the managing director employment contract becomes effective. Any rights and obligations ensuing from and in connection with the employment relationship between the parties are hereby finally settled and resolved. This does not affect the relocation agreement between employee (the managing director) and the company.

This contract automatically expires upon termination of the contract entered into between the managing director and QIAGEN N. V., Venlo, regardless of the reason.

In the event that any individual provisions of this contract are or become ineffective, this will not affect the remaining provisions. The provision that has become ineffective or any loopholes in the contract will be replaced with an appropriate arrangement that most closely approximates the economic purpose intended by the parties.

The place of fulfillment and the place of jurisdiction is Hilden. German law applies, with the exception of German international private law.

Hilden, August 5, 2004

/s/ Prof. Dr. D. Riesner Prof. Dr. D. Riesner Chairman of the Supervisory Board of QIAGEN N.V.	/s/ Roland Sackers Roland Sackers Managing Director	/s/ Peer M. Schatz Peer M. Schatz Managing Director for the company